Exhibit 99.1

Contact:	Steve Milmore	John Lawlor
	Cognos Public Relations	Cognos Investor Relations
	781-313-2403	613-738-3503
	steve.milmore@cognos.com	john.lawlor@cognos.com

Cognos Announces Early Termination of HSR Waiting
Period in Connection With Acquisition by IBM

OTTAWA, ON, Dec. 4, 2007 — Cognos® (NASDAQ: COGN) (TSX: CSN), today announced that the Federal Trade Commission (FTC) and the Antitrust Division of the United States Department of Justice have granted early termination of the mandatory waiting period under the Hart-Scott-Rodino Act (HSR) in connection with the proposed all cash acquisition of Cognos by IBM at a price of $58.00 per share. The transaction remains subject to the receipt of Cognos shareholder approval, court approval, other regulatory clearances, and other customary closing conditions.

About Cognos

For more information, visit the Cognos Web site at: http://www.cognos.com/

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Information About the Transaction

The transaction will be completed through a plan of arrangement, which will require the approval of Cognos shareholders representing two thirds of the shares cast. Cognos Shareholders will be asked to vote on the transaction at a special meeting, the details of which will be announced in due course.  The transaction has been unanimously approved by the board of directors of Cognos following delivery of a fairness opinion, which will be included in a proxy circular to be prepared and mailed to Cognos shareholders over the coming weeks providing shareholders with important information about the transaction. A material change report, which provides more details on the transaction, was filed with the Canadian provincial securities regulatory authorities and is available at www.sedar.com and a Form 6-K, which provides more details on the transaction, was furnished to the U.S. Securities and Exchange Commission and is available at www.sec.gov.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed transaction between IBM and Cognos and any other statements regarding Cognos’s future expectations, beliefs, goals or prospects constitute forward-looking statements made within the meaning of Section 21E of the Securities Exchange Act of 1934 and forward-looking information within the meaning of Section 138.4(9) of the Ontario Securities Act (collectively, forward-looking statements).  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered forward-looking statements.  A number of important factors could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the parties’ ability to consummate the transaction; the conditions to the completion of the transaction, including the receipt of shareholder approval, court approval or the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the arrangement within the expected time-frames or at all and to successfully integrate Cognos’s operations into those of IBM; such integration may be more difficult, time-consuming or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; the retention of certain key employees of Cognos may be difficult; IBM and Cognos are subject to intense competition and increased competition is expected in the future; fluctuations in foreign currencies could result in transaction losses and increased expenses; the volatility of the international marketplace; and the other factors described in IBM’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and in its most recent quarterly report filed with the SEC, and Cognos’s Annual Report on Form 10-K for the fiscal year ended February 28, 2007 and in its most recent quarterly report filed with the SEC.  IBM and Cognos assume no obligation to update the information in this communication, except as otherwise required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed acquisition of Cognos by IBM. In connection with the proposed acquisition, Cognos intends to file relevant materials with the SEC, including Cognos’s proxy circular. SHAREHOLDERS OF COGNOS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING COGNOS’S PROXY CIRCULAR, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, http://www.sec.gov, and Cognos shareholders will receive information at an appropriate time on how to obtain transaction-related documents for free from Cognos. Such documents are not currently available.

Participants in Solicitation

IBM and its directors and executive officers, and Cognos and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Cognos common shares in respect of the proposed transaction. Information about the directors and executive officers of IBM is set forth in the proxy statement for IBM’s 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 2, 2007. Information about the directors and executive officers of Cognos is set forth in the proxy statement for Cognos’s 2007 Annual and Special Meeting of Shareholders, which was filed with the SEC on May 24, 2007. Investors may obtain additional information regarding the interest of such participants by reading the proxy circular regarding the acquisition when it becomes available.